Exhibit 12

UNDERTAKING

TO:	Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des Marchés Financiers

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Securities NL, Government of Newfoundland and Labrador

Government of the Northwest Territories, Office of the Superintendent of Securities

Government of Yukon, Office of the Superintendent of Securities

Government of Nunavut, Office of the Superintendent of Securities

RE:	Grown Rogue International Inc. (the “Issuer”) Offering of Debt Securities Pursuant to a Final Short Form Base Shelf Prospectus dated February 18, 2025 (the “Prospectus”)

The Issuer is filing today the Prospectus with the securities regulatory authorities in each of the Provinces and Territories of Canada, qualifying the offering of up to USD$50,000,000 of debt securities (the “Debt Securities”).

The Issuer hereby undertakes, in accordance with section 4.2(a)(ix) of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) that, during the period commencing on the date on which the Issuer issues any Debt Securities for which one or more credit supporters (the “Credit Supporters”) guarantee or provide alternative credit support for all or substantially all of the payments to be made thereunder (such debt securities, the “Guaranteed Debt Securities”) and ending on the date on which such Guaranteed Debt Securities are no longer outstanding or, if earlier, the date on which a guarantee or alternative credit support is no longer provided therefor (such period, the “Credit Supporter Reporting Period”), the Issuer will file periodic and timely disclosure of such Credit Supporters similar to the disclosure required to be provided in respect of such Credit Supporters under section 12.1 of Form 44-101F1 (“Section 12.1 Disclosure”); provided that the Issuer will not be required to file such Section 12.1 Disclosure if:

i.	the Issuer and such Credit Supporters satisfy the conditions set out in paragraphs (a) to (d) of section 13.4 of Form 44-101F1 (or any successor provisions thereto), and the Issuer files with its consolidated financial statements filed during the Credit Supporter Reporting Period (i) consolidating summary financial information for the Issuer presented in the format set out in subparagraph 13.4(e)(ii) of Form 44-101F1 for any periods covered by such consolidated financial statements or (ii) to the extent applicable, a statement to the effect set out in subparagraph 13.4(e)(i) of Form 44-101F1; or

ii.	the Issuer or such Credit Supporters, as applicable, would be exempt from including Section 12.1 Disclosure in a short form prospectus qualifying a distribution of the Guaranteed Debt Securities under another provision of Form 44-101F1, NI 44-101 or National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”).

Terms that are used but not defined in this undertaking shall have the meanings given to such terms in NI 41-101.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the undersigned has signed this certificate this 18th day of February, 2025.

GROWN ROGUE INTERNATIONAL INC.

Per:	(Signed) “J. Obie Strickler”
Name:	J. Obie Strickler
Title:	President and Chief Executive Officer